UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated December 7, 2015: DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: December 8, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2015

December 7, 2015, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international owner of drybulk carriers and offshore support vessels, today announced its unaudited financial and operating results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•

For the third quarter of 2015, the Company reported a net loss of $820.0 million, or $1.23 basic and diluted loss per share.

Included in the third quarter 2015 results are impairment charges and loss on sales on the entire drybulk fleet, of $797.5 million, or $1.20 per share.

Excluding these impairment charges and losses, the Company’s net results would have amounted to a net loss of $22.5 million, or $0.03 per share. (1)

•

The Company reported Adjusted EBITDA of $30.1 million for the third quarter of 2015. (1)

Recent Highlights

•

As of December 7, 2015, the Company has delivered all of its tanker vessels and 13 drybulk vessels to their new owners under the previously disclosed sales agreements for 10 tanker vessels and 17 drybulk vessels.

•

As of November 24, 2015, the Company has acquired a 100% equity stake in Nautilus OffShore Services Inc. (“Nautilus”).  Nautilus owns six offshore supply vessels on time charter to Petrobras.

•

On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, the Byron and the Galveston, for an aggregate sales price of $12.3 million. The vessels were delivered to their new owners during November 2015.

•

On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility of up to $60 million with an entity controlled by Mr. George Economou. The loan is secured by the shares that the Company holds in Ocean Rig UDW Inc. (“Ocean Rig”) and in Nautilus, and by a first priority mortgage over one Panamax drybulk carrier. The loan has a tenor of three years and both the lenders and the borrowers have certain conversion rights.

•

On October 13, 2015, the Company received an additional 180-day grace period to regain compliance with the Nasdaq's minimum bid price requirement, which will end on April 11, 2016. The Company has provided written notice of its intention to cure the minimum bid price deficiency during the second grace period by effecting a reverse stock split, if necessary.

(1)The net result includes approximately 40.44% of Ocean Rig’s results, which are owned by DryShips Inc. common shareholders.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile as of December 1, 2015:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa (1)	2013	206,026	Capesize	$12,500	Aug-19	Feb-20
Negonego (1)	2013	206,097	Capesize	$12,500	Aug-19	Feb-20
Fakarava (1)	2012	206,152	Capesize	$12,500	Aug-19	Feb-20
Alameda (1)	2001	170,662	Capesize	$12,500	Aug-19	Feb-20

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Vega Crusader	2012	1,457	PSV	T/C	Jan.-17	Jan.-21
Vega Corona	2012	1,430	PSV	T/C	Dec.-16	Dec.-20
Oil Spill Recovery Vessels:
Vega Inruda	2013	1,393	OSRV	T/C	Aug.-17	Aug.-21
Vega Jaanca	2012	1,393	OSRV	T/C	Jul.-17	Jul.-21
Vega Emtoli	2012	1,363	OSRV	T/C	May.-17	May.-21
Vega Juniz	2012	1,317	OSRV	T/C	Apr.-17	Apr.-21

(1) Sold, expect to be delivered to new owners during Q4 2015/Q1 2016.

Drybulk Carrier and Tanker Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Average number of vessels(1)	39.0	38.8	38.6	38.9
Total voyage days for vessels(2)	3,543	3,357	10,334	10,221
Total calendar days for vessels(3)	3,588	3,567	10,534	10,626
Fleet utilization(4)	98.7%	94.1%	98.1%	96.2%
Time charter equivalent(5)	$10,875	$8,938	$12,141	$10,104
Vessel operating expenses (daily)(6)	$6,013	$7,368	$6,311	$6,758

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Average number of vessels(1)	10.0	4.7	10.0	8.2
Total voyage days for vessels(2)	920	334	2,730	2,140
Total calendar days for vessels(3)	920	429	2,730	2,239
Fleet utilization(4)	100.0%	77.9%	100.0%	95.6%
Time charter equivalent(5)	$20,901	$25,341	$20,430	$37,058
Vessel operating expenses (daily)(6)	$6,900	$16,660	$7,109	$8,650

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Voyage revenues(7)	$48,570	$35,329	$151,593	$123,168
Voyage expenses	(10,040)	(5,323)	(26,131)	(19,890)
Time charter equivalent revenues	$38,530	$30,006	$125,462	$103,278
Total voyage days for fleet	3,543	3,357	10,334	10,221
Time charter equivalent TCE	$10,875	$8,938	$12,141	$10,104

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Voyage revenues	$37,870	$15,437	$117,809	$120,316
Voyage expenses	(18,641)	(6,973)	(62,036)	(41,011)
Time charter equivalent revenues	$19,229	$8,464	$55,773	$79,305
Total voyage days for fleet	920	334	2,730	2,140
Time charter equivalent TCE	$20,901	$25,341	$20,430	$37,058

                                                            DryShips Inc.

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015

REVENUES:
Voyage revenues	$86,440	$50,766	$269,402	$220,254
Revenues from drilling contracts	515,514	-	1,317,711	725,805
	601,954	50,766	1,587,113	946,059

EXPENSES:
Voyage expenses	28,681	12,296	88,167	60,901
Vessel operating expenses	27,921	33,430	85,891	91,180
Drilling rigs and drillships operating expenses	198,413	-	533,017	259,623
Depreciation and amortization	113,603	17,444	333,538	226,980
Vessels impairment, loss on sales and other	1,307	797,494	1,307	966,303
General and administrative expenses	48,441	15,291	139,076	90,098
Legal settlements and other, net	571	-	1,441	(2,803)

Operating income/(loss)	183,017	(825,189)	404,676	(746,223)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(110,903)	(22,237)	(311,196)	(168,585)
Gain/(Loss) on interest rate swaps	4,558	(871)	(7,845)	(12,319)
Other, net	292	(223)	2,830	(6,658)
Income taxes	(17,940)	-	(41,873)	(36,931)
Total other expenses, net	(123,993)	(23,331)	(358,084)	(224,493)

Net income/(loss)	59,024	(848,520)	46,592	(970,716)

Loss due to deconsolidation of Ocean Rig	-	-	-	(1,347,106)
Equity in earnings of affiliate	-	28,558	-	37,409
Net (income) attributable to Non controlling interests	(42,354)	-	(70,107)	(39,029)

Net income/(loss) attributable to DryShips Inc.	$16,670	$(819,962)	$(23,515)	$(2,319,442)

Net income/(loss) attributable to DryShips Inc. common stockholders	16,252	(820,266)	(24,048)	(2,320,012)
Earnings/(loss) per common share, basic and diluted	$0.04	$(1.23)	$(0.06)	$(3.49)
Weighted average number of shares, basic and diluted	413,249,829	664,983,162	411,999,014	664,882,270

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	September 30, 2015

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$658,936	$111,592
Assets held for sale	-	611,544
Other current assets	568,341	42,731
Advances for vessels and drillships under construction and related costs	623,984	-
Vessels, net	2,141,617	-
Drilling rigs, drillships, machinery and equipment, net	6,259,747	-
Investment in affiliate	-	472,298
Other non-current assets	118,978	1,193
Total assets	10,371,603	1,239,358

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,517,613	327,543
Liabilities held for sale	-	245,217
Total other liabilities	563,602	35,515
Total stockholders’ equity	4,290,388	631,083
Total liabilities and stockholders’ equity	$10,371,603	$1,239,358

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments and certain other non-cash items as described below, dry-dockings, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/(loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015

Net income/(loss) attributable to Dryships Inc	$16,670	$(819,962)	$(23,515)	$(2,319,442)

Add: Net interest expense	110,903	22,237	311,196	168,585
Add: Depreciation and amortization	113,603	17,444	333,538	226,980
Add: Dry-dockings and class survey costs	1,984	12,044	7,306	20,293
Add: Impairments losses on sales and other	1,307	797,494	1,307	989,533
Add: Loss due to deconsolidation of Ocean Rig	-	-	-	1,347,106
Add: Income taxes	17,940	-	41,873	36,931
Add: Gain /(loss) on interest rate swaps	(4,558)	871	7,845	12,319
Add: Net income attributable to Non controlling interests	42,354	-	70,107	39,029
Adjusted EBITDA	$300,203	$30,128	$749,657	$521,334

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide. DryShips also owns approximately 40% of the outstanding shares of Ocean Rig UDW Inc. (NASDAQ:ORIG), an international drilling contractor.  DryShips owns a fleet of 24 drybulk carriers, comprising 4 Capesize and 20 Panamax with a combined deadweight tonnage of approximately 2.3 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com